SANGRA MOLLER LLP

B a r r i s t e r s & S o l i c i t o r s

1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of H.S. Sangra Our File No.: 5000058 Direct Line: (604) 692-3022 Email: hsangra@sangramoller.com

June 16, 2005

VIA FACSIMILE AND COURIER

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549-0405

Attention: H. Roger Schwall, Assistant Director

Dear Sirs/Mesdames:

Re: Mercer International Inc. (the "Company")

We act as counsel for the Company. We write in connection with the comment letter dated May 19, 2005 (the "Comment Letter") from the Securities and Exchange Commission (the "Commission") to the Company providing accounting comments on the Company's Annual Report on Form 10-K for 2004 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, our letter dated June 1, 2005 (the "Response Letter") containing the Company's responses to the Commission's comments contained in the Comment Letter and the telephone call from Kevin Stertzel of the Division of Corporate Finance of the Commission on June 15, 2005 requesting that the Company indicate in all future filings that its principal executive offices are located in Vancouver, British Columbia, Canada.

On behalf of the Company, we confirm that the Company will indicate in future filings that its principal executive offices are located in Vancouver, British Columbia. We also confirm that the Commission has no further comments to the responses contained in the Response Letter.

SANGRA MOLLER LLP
June 16, 2005

We trust the foregoing to be in order but, if you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

SANGRA MOLLER LLP

/s/ H.S. Sangra
Per:
H.S. Sangra

HSS/KL/cl

cc. Mercer International Inc.
Attention: David M. Gandossi

Securities and Exchange Commission, Stop 4-5
Attention: Kevin Stertzel

Securities and Exchange Commission, Stop 4-5
Attention: Karl Hiller

Deloitte & Touche LLP
Attention: Dan Rollins and Gregg Orr